UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

GAMCO Investors, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

361438104

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Arian Colachis, Esq.
K&L Gates LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361438104

1	Names of Reporting Persons.
Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
1,291,599(1)
	8	Shared Voting Power
-0-
	9	Sole Dispositive Power
1,291,599(1)
	10	Shared Dispositive Power
-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,291,599 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)
15.6%
14	Type of Reporting Person (See Instructions)
OO

(1)All Class A Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 361438104

1	Names of Reporting Persons.
William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
1,291,599(1)
	8	Shared Voting Power
-0-
	9	Sole Dispositive Power
1,291,599(1)
	10	Shared Dispositive Power
-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,291,599 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)
15.6%
14	Type of Reporting Person (See Instructions)
IN

(1)All Class A Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

EXPLANATORY STATEMENT

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the Class A Common Stock, par value $0.001 per share (“Common Stock”) of GAMCO Investors, Inc. (the “Issuer”).  Amendment No. 9 is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) to amend and supplement the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 23, 2001, as amended on February 14, 2005, February 15, 2006, March 27, 2006, July 6, 2006, April 25, 2007, February 14, 2008, October 6, 2008 and June 1, 2010.  Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 4.  Purpose of Transaction

Pursuant to the terms of the 2011 Notes, the Issuer has delivered written notice to Cascade stating that on September 30, 2010, the Issuer intends to redeem, for cash, the remaining 2011 Notes in the principal amount of $20,000,000, at a price of 101% of the Unpaid Principal Amount minus the Teton Adjustment (all as defined in the 2011 Notes), plus accrued but unpaid interest, resulting in an aggregate redemption price of $20,336,402.45.  Assuming completion of this redemption, the number of shares of Common Stock beneficially owned by the Reporting Persons will be reduced by 377,359 shares.

In addition, on September 2, 2010, the Issuer and Cascade amended the 2018 Note, as previously amended March 24, 2009, to extend the Exercise Date to November 3, 2010.  The Escrow Agreement was also amended to reflect this new Exercise Date.  The 2018 Note and the 2011 Notes are collectively referred to herein as the “Notes”.

The Reporting Persons are continuing to evaluate their ownership and voting position in the Issuer and may consider the following courses of action, among others:  (i) converting the remaining Notes into shares of Common Stock; (ii) continuing to hold the Notes or Common Stock for investment; (iii) disposing of all or a portion of the Notes or Common Stock in open market sales or in privately-negotiated transactions, as applicable; (iv) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions; (v) entering into short sales or other hedging transactions with respect to the Common Stock; (vi) agreeing to additional amendments to all or some of the Notes or the Escrow Agreement; or (vii) purchasing additional promissory notes or similar instruments from the Issuer.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer’s Common Stock, the Issuer’s prospects and Cascade’s portfolio.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)  See items 11 and 13 of the cover pages to this Amendment No. 9 for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

According to the Issuer, as of July 31, 2010, there were 6,982,351 shares of Common Stock issued and outstanding.

As of the filing date of this Amendment No. 9, Cascade beneficially owns 896,995 shares of Common Stock issuable upon conversion of the 2018 Note, 377,359 shares of Common Stock issuable upon conversion of the 2011 Notes, and 17,245 shares of Common Stock directly, for an aggregate of 1,291,599 shares of Common Stock, representing approximately 15.6% of the shares of Common Stock currently issued and outstanding, together with the shares of Common Stock issuable upon conversion of the Notes.  All shares held by Cascade may be deemed to be beneficially owned by Mr. Gates as the sole member of Cascade.

(b)   See items 7 through 10 of the cover pages to this Amendment No. 9 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)    None.

(d)    None.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 above and previously disclosed in the Reporting Person’s Schedule 13D and all amendments thereto, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2010	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
Name: Alan Heuberger(2)
Title: Attorney-in-fact for Michael
Larson, Business Manager

WILLIAM H. GATES III(1)

	By:	*
Name: Alan Heuberger(3)
Title: Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)This Amendment No. 9 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated March 27, 2006 and included with the signature page to Amendment No. 3 to Schedule 13D with respect to the Issuer filed on March 27, 2006, SEC File No. 005-56355, and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.